April 23, 2015

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom

Re:                             EQT GP Holdings, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed April 1, 2015
File No. 333-202053

Ladies and Gentlemen:

Set forth below are the responses of EQT GP Holdings, LP (the “Partnership”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 21, 2015, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Partnership’s response to each comment or request is set forth immediately below the text of the applicable comment or request.  The Partnership is concurrently filing Amendment No. 2 to the Form S-1 (the “Registration Statement”) via EDGAR.  Five marked copies of the amendment are included to facilitate your review.

Estimated Minimum Cash Available for Distribution by EQM for the Year Ended December 31, 2015, page 78

1.                                      We reviewed your response to comment 13 and understand that you anticipate updating the table of unaudited pro forma cash available for distribution for the twelve months ended March 31, 2015 at which time you will update the forward looking projection of estimated minimum cash available for distribution based on estimated minimum adjusted EBITDA to cover the twelve month period ending March 31, 2016.  As a matter of practice, most registrants present a 3-month gap period between the table of unaudited pro forma cash available for distribution for the most recent year and the table of estimated minimum cash available for distribution.  Please tell what consideration you gave to including a gap period and a projection that covers the 12 months encompassing the quarter of the first anticipated minimum distribution to unitholders.

Response: We have updated our presentation of unaudited pro forma cash available for distribution (“backcast”) to include the twelve months ended March 31, 2015. We have also updated the forward looking projection of estimated minimum cash available for distribution by EQM based on estimated minimum adjusted EQM EBITDA to cover the twelve month period ending June 30, 2016. We currently expect to commence marketing the proposed offering as soon as reasonably practicable following clearance of all material comments of the Staff to the Registration Statement and to close the initial public offering as early as May 2015. Accordingly, the Registration Statement currently presents a 3-month gap period and the table of estimated minimum cash available for distribution covers the 12 months encompassing the first four full quarters following the anticipated closing of the offering. We do not currently expect any material events to occur during the gap period that would cause the estimated results or cash flows for the twelve month period ending June 30, 2016 to materially change.

2.                                      We note that you excluded expansion capital expenditures and common units issued in connection with the acquisition of NWV Gathering from the table of estimated minimum cash available for distribution by EQM based on estimated minimum EQM adjusted EBITDA.  Please explain to us your basis for excluding these items from the projection. We also note that you annualized EQM’s 2014 fourth quarter revenues and expenses before recasting for the NWV Gathering acquisition. Please explain to us why you believe this is a conservative assumption.

Response: We acknowledge the Staff’s comment and have revised the table on page 80 to include expansion capital expenditures and common units issued in connection with the NWV Gathering Acquisition.  Additionally, we have updated the disclosure on page 81 of the Registration Statement to reflect the fact that we have annualized EQM’s first quarter 2015 revenues and expenses after recasting for the NWV Gathering Acquisition. We believe this is a conservative assumption because we have assumed we receive for the forecast period only approximately 80% of the revenues generated from charges under fixed-fee firm contracts for the first quarter of 2015 while assuming 100% of EQM’s operating expenses incurred during the first quarter of 2015, excluding transaction expenses for the NWV Gathering Acquisition.

Financial Statements

Acquisitions and Merger, page F-19

3.                                      We note your disclosure that EQM assumed 100% of the membership interests in MVP Holdco, an indirect wholly owned subsidiary of EQT that owns a 55% in MVP Joint Venture, on March 30, 2015.  Please tell us the reasons why the equity method of accounting is considered appropriate and the facts supporting your position.  Please refer to ASC 323-10-50-3a.

Response:  We acknowledge the Staff’s comment and note that the equity method of accounting is appropriate for EQM’s 55% ownership interest in the MVP Joint Venture, as we have determined it is a Variable Interest Entity (“VIE”) in which EQM is not the primary beneficiary. First, EQM’s equity investment in the MVP Joint Venture is at risk and therefore is a variable interest under ASC 810-10-55-22. Second, because the MVP Joint Venture does not have sufficient equity to finance the estimated $3-3.5 billion construction costs for the pipeline project, the MVP Joint Venture is a VIE under ASC 810-10-25-45 through 25-47.

EQM is not the primary beneficiary of the MVP Joint Venture as EQM does not have the power to direct the activities of the MVP Joint Venture that most significantly impact its economic performance (ASC 810-10-25-38) due to the management structure of the MVP Joint Venture.  Despite the fact that EQM currently holds a 55%  voting interest in the MVP Joint Venture, a 66 2/3% supermajority approval from certain of the MVP Joint Venture partners, including EQM, is required prior to the MVP Joint Venture engaging in the most significant activities that impact the economic performance of the MVP Joint Venture. Those significant activities include approving or amending operating and construction budgets and project construction schedules; entering into and amending material contracts and precedent agreements; incurring indebtedness; making a significant acquisition or disposition; making any material regulatory application or filing; and determining the strategic direction of the entity.  Since EQM is not the primary beneficiary of the VIE but has significant influence, EQM will account for its interest in the MVP Joint Venture as a nonconsolidated VIE utilizing the equity method of accounting and provide VIE disclosures outlined in ASC 810-10-50-4 in the notes to the financial statements.  We have enhanced our disclosures on page F-46 to further clarify for investors our accounting for the MVP Joint Venture. We will monitor and update our VIE analysis as necessary for any events in the future that may require us to reconsider the VIE or primary beneficiary determination of the MVP Joint Venture.  Finally, we believe the disclosure on page F-46 conforms to the reporting requirements referred to in ASC 323-10-50-3a, which require disclosure of the name and the percentage ownership of each investee.  In the future, we anticipate the MVP Joint Venture will become material in relation to the financial positon and results of operations of EQM and that it will then be necessary for summarized information as to assets, liabilities and results of operations of the MVP Joint Venture to be presented in the notes to the financial statements, as required by ASC 323-10-50-3c. Currently, the MVP Joint Venture is not material to EQM under ASC 323-10-50-3c, and therefore summarized financial information of the MVP Joint Venture is not presented.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (412) 553-5785 or Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527.

Very truly yours,

EQT GP HOLDINGS, LP

By: EQT GP Services, LLC
its general partner

By:	/s/ Philip P. Conti
Philip P. Conti, Senior Vice President
and Chief Financial Officer

Enclosures

cc:                                Joshua Davidson, Baker Botts L.L.P.

Mollie Duckworth, Baker Botts L.L.P.

David P. Oelman, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.